NATIONAL
HOLDINGS CORPORATION

120 Broadway, 27th Floor, New York, NY 10271, Phone 212-417-8210, Fax 212-417-8010

May 22, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C. 20549
Attention: Cicely LaMothe, Branch Chief

Re:	National Holdings Corporation
Form 10-K for the Fiscal Year Ended September 30, 2008
Form 10-Q for the Fiscal Quarter Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed January 28, 2009
File No. 001-12629

Ladies and Gentlemen:

On behalf of National Holdings Corporation (the “Company”), set forth below are the Company’s responses to the Commission’s comments contained in the letter dated April 23, 2009 from Cicely LaMothe, Branch Chief (the  “Comment Letter”).  The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter.

FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2008;

General

1. Please note that you must resolve all comments relating to this filing before your registration statement on Form S-1, filed on October 3, 2008, can be taken effective.

Response:

The Company acknowledges that it must resolve all comments relating to these filings prior to the registration statement of Form S-1, filed on October 3, 2008, can be taken effective.

Securities and Exchange Commission
May 22, 2009

Item 1.   Business

Government Regulation and Supervision, page 10

2. Please quantify the net capital requirements for vFinance Investments and EquityStation and disclose whether they met those requirements as of September 30, 2008. Clarify whether National Securities is subject to any requirement to maintain a ratio of aggregate indebtedness to net capital and, if so, whether National Securities met the required ratio as of the end of your fiscal year. Also, tell us whether vFinance is subject to any additional net capital or similar requirements as a member of the NFA.

Response:  The Company respectfully submits that on Page 10 in Paragraphs 3 and 4, the minimum net capital requirement of all three broker dealer subsidiaries is clearly stated, along with the actual net capital and the amount of excess net capital each firm had at the time presented.  In our Form 10Q for the period ended March 31, 2009, filed on May 15, 2009, we expanded our disclosure, based upon your comment,  to provide shareholders with a better understanding that National Securities is not subject to maintaining a ratio of aggregate indebtedness to net capital, and that the net capital requirements of the NFA are the same as they are for the SEC and FINRA.

The following paragraphs are excerpts from the Form10Q for the period ended March 31, 2009 filed May 15, 2009 below and underlined subject matter indicates the modified or expanded disclosure from the Form 10K:

National Securities, as a registered broker-dealer, is subject to the SEC’s Uniform Net Capital Rule 15c3-1 that requires the maintenance of minimum net capital. National Securities has elected to use the alternative standard method permitted by the rule. This requires that National Securities maintain minimum net capital equal to the greater of $250,000 or a specified amount per security based on the bid price of each security for which National Securities is a market maker. The alternative method precludes National Securities from having to maintain a ratio of aggregate indebtedness to net capital. At March 31, 2009, National Securities had net capital of approximately $415,000 which exceeded its requirement by approximately $165,000.

Due to its market maker status, vFinance Investments is required to maintain a minimum net capital of $1,000,000 and EquityStation is required to maintain $100,000. In addition to the net capital requirements, each of vFinance Investments and EquityStation are required to maintain a ratio of aggregate indebtedness to net capital, as defined, of not more than 15 to 1 (and the rule of the “applicable” exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2009, vFinance Investments had net capital of approximately $1,313,000 which was approximately $313,000 in excess of its required net capital of $1,000,000 and its percentage of aggregate indebtedness to net capital was 360%.  At March 31, 2009, EquityStation had net capital of approximately $227,000 which was approximately $127,000 in excess of its required net capital of $100,000 and its percentage of aggregate indebtedness to net capital was 258%. Each of the Broker Dealer subsidiaries qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as none of them carry the accounts of their customers on their books nor perform custodial functions related to customer securities.

Securities and Exchange Commission
May 22, 2009

Item 3. Legal Proceedinqs, page 25

3. On page 26, you disclose that you believe certain lawsuits alleging $3,400,000 in damages are substantially without merit and that you will only pay approximately $295,000 for representation costs. The statement that these claims are without merit is a legal conclusion that you are not qualified to make. Please confirm that you will omit this type of conclusory statement from future filings. In addition, please tell us the basis for management's conclusion that it will pay only $295,000 for representation costs.

Response:  The Company acknowledges that the claim made was conclusory, and will not use such statements in future filings.  In the Company’s Form 10Q filed on May 15, 2009, this statement has been omitted.  Management’s basis in determining its representation costs is from extensive experience in dealing with claims such as those described on page 26, as well as based on calculations with various litigation counsels handling such matters.  In addition, the Company has hired an in-house General Counsel to lead in these matters, which management believes will allow us to substantially reduce our costs of defending and arbitrating such cases.

Item 7. Management's Discussion and Analysis, page 28

4. Please provide an overview to address management's perspective on the risks and challenges facing your company and how management is dealing with these issues. For example, please address the impact of the current market on your company. Additionally, please address the impact of your merger with vFinance. Also discuss the performance indicators (financial and non-financial) that management uses to manage and assess your business that would be important to investors. Refer to Release 33-8350 (Dec. 19,2003).

Response: The Company has expanded its Management's Discussion and Analysis section to include the requested Overview section, which includes discussions about difficult market conditions, growth strategy, key indicators of financial performance for management and an update on the acquisition of vFinance, Inc.  The following is the disclosure provided in the Company’s Form 10-Q for the period ended March 31, 2009 filed on May 15, 2009:

OVERVIEW

We are engaged in investment banking, equity research, institutional sales and trading, independent brokerage and advisory services and asset management services through our principal subsidiaries, National Securities Corporation (“National Securities”), vFinance Investments, Inc. (“vFinance Investments”) and EquityStation, Inc. (“EquityStation”, and collectively with National Securities and vFinance Investments, the “Broker Dealer Subsidiaries”). We are committed to establishing a significant presence in the financial services industry by meeting the varying investment needs of our retail, corporate and institutional clients.

Securities and Exchange Commission
May 22, 2009

Each of National Securities, vFinance Investments and EquityStation is subject to regulation by, among others, the Securities and Exchange Commission (“SEC”), the Financial Industry Regulatory Authority (“FINRA”), the Municipal Securities Rulemaking Board (“MSRB”) and is a member of the Securities Investor Protection Corporation (“SIPC”). vFinance Investments is also subject to regulation by the National Futures Association (“NFA”). In addition, each of the Broker Dealer Subsidiaries is licensed to conduct its brokerage activities in all 50 states, plus the District of Columbia and Puerto Rico, with vFinance Investments also being licensed in the U.S. Virgin Islands.

As of March 31, 2009, we had approximately 925 associated personnel serving retail and institutional customers, trading and investment banking clients. With the exception of our New York, New Jersey, Florida, Washington and Illinois branches, our approximately 84 other registered offices are owned and operated by independent owners who maintain all appropriate licenses and are responsible for all office overhead and expenses. Because these independent operators, many of whom are financial planners, are required to pay their own expenses, we generally pay them a much greater percentage of the commissions and fee income they generate, typically 70% - 90%.

Our registered representatives offer a broad range of investment products and services. These products and services allow us to generate both commissions (from transactions in securities and other investment products) and fee income (for providing investment advisory services, namely managing a client’s account). The investment products and services offered include but are not limited to stocks, bonds, mutual funds, annuities, insurance, and managed money accounts.

Difficult Market Conditions

The U.S. and global economies have continued to deteriorate and are now in a recession, which could be long-term. We, like other companies in the financial services sector, are exposed to volatility and trends in the securities markets and the economy, generally. The market downturn and poor economic conditions have reduced overall investment banking and client activity levels. It is difficult to predict when conditions will change. Given difficult market and economic conditions, we have focused on reducing redundancies and unnecessary expense. At the same time, however, we continue to seek to selectively upgrade our talent pool given the availability of experienced professionals.

Growth Strategy

We continue to evaluate opportunities to grow our businesses, including potential acquisitions or mergers with other securities, investment banking and investment advisory firms, and by adding to our base of independent representatives organically. These acquisitions may involve payments of material amounts of cash, the incurrence of a significant amount of debt or the issuance of significant amounts of our equity securities, which may be dilutive to our existing shareholders and/or may increase our leverage. We cannot assure you that we will be able to consummate any such potential acquisitions at all or on terms acceptable to us or, if we do, that any acquired business will be profitable. There is also a risk that we will not be able to successfully integrate acquired businesses into our existing business and operations.

Securities and Exchange Commission
May 22, 2009

Key Indicators of Financial Performance for Management

Management periodically reviews and analyzes our financial performance across a number of measurable factors considered to be particularly useful in understanding and managing our business. Key metrics in this process include productivity and practice diversification of representatives, top line commission and advisory services revenues, gross margins, operating expenses, legal costs, taxes and earnings per share. Management also relies on a Non-GAAP metric referred to as earnings before interest, taxes, depreciation, and amortization, as adjusted ("EBITDA, as adjusted") as a key metric for evaluating the financial performance of the Company, an example of which can be found later in this section under NON-GAAP INFORMATION.

Acquisition of vFinance, Inc.

In July 2008, we acquired vFinance, Inc. through a merger with a newly formed wholly-owned subsidiary. The assets and liabilities acquired as well as the financial results of vFinance were included in our consolidated financial statements after the close of business on July 1, 2008, the acquisition date. The aggregate acquisition price was approximately $17.6 million, which consisted of approximately 7,788,910 shares of Company common stock issued in exchange for all of the issued and outstanding common stock of vFinance, and direct expenses of $0.6 million in legal fees, valuation fees, severance costs and contract cancellation costs. We accounted for the acquisition of vFinance under the provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 141 “Business Combinations.”

Since July 1, 2008, our management team has been focused on the task of eliminating duplicative overhead and services, and eliminating unnecessary costs in an effort to improve bottom line performance. As of the date of this report, the Company has made considerable progress on cost cutting measures, and these savings are exceeding $5 million dollars on an annualized basis. We fully intend to continue our efforts to conserve capital and keep costs low in an effort to improve the Company’s profitability.

Item 9A. Controls and Procedures, page 39

5. We note that your executive officers concluded that your disclosure controls and procedures were effective to ensure that material information "would be made known to them." Please tell us whether your CEO and CFO also concluded that your disclosure controls and procedures were effective to ensure that information you were required to disclose in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Commission's rules and forms, consistent with the definition of "disclosure controls and procedures" under the Exchange Act. Refer to Exchange Act Rule 13a-15(e) and paragraph 4(a) of your certifications. Please confirm that your future filings will more accurately describe the executive officers' conclusions regarding effectiveness.

Securities and Exchange Commission
May 22, 2009

Response:  Our CEO and CFO concluded that our disclosure controls and procedures were effective to ensure that information we were required to disclose in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified by the Commission’s rules and forms.  We will make all necessary efforts to ensure that the accuracy and completeness of future filings is in accordance with Exchange Act Rule 13a-15(e) and paragraph 4(a) of our certifications.

Financial Statements and Notes

Note 9 -Acquisitions, pages F-17 - F-21

6. We note that pursuant to the Merger Agreement, each share of vFinance common stock was automatically converted into the right to receive 0.14 shares of your common stock. Please clarify how you determined the fair value of the shares of common stock issued. Reference is made to paragraphs 22 and 23 of SFAS 141 and EITF 99-12.  In addition, we note that non-qualified stock options granted pursuant to employment agreements had an exercise price equal to the average of the 10-day closing price of National's common stock prior to the merger. Advise us how this complies with SFAS 123(R).

Response:  The fair value of the shares of common stock issued, which amounted to $2 per share, was based on the average closing price of the Company’s common stock between November 6 and 12, 2007, as quoted on the over-the counter bulletin board.  The terms of the merger were agreed to on November 7, 2007 and were announced on November 8, 2007.

Paragraph 22 and 23 of SFAS 141 and, to the same extent, EITF 99-12 , provide the following:

“The fair value of securities traded in the market is generally more clearly evident than the fair value of an acquired entity (paragraph 6). Thus, the quoted market price of an equity security issued to effect a business combination generally should be used to estimate the fair value of an acquired entity after recognizing possible effects of price fluctuations, quantities traded, issue costs, and the like. The market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced shall be considered in determining the fair value of securities issued (Opinion 16, paragraph 74).

If the quoted market price is not the fair value of the equity securities, either preferred or common, the consideration received shall be estimated even though measuring directly the fair values of net assets received is difficult. Both the net assets received, including goodwill, and the extent of the adjustment of the quoted market price of the shares issued shall be weighed to determine the amount to be recorded. All aspects of the acquisition, including the negotiations, shall be studied, and independent appraisals may be used as an aid in determining the fair value of securities issued. Consideration other than equity shares distributed to effect an acquisition may provide evidence of the total fair value received (Opinion 16, paragraph 75).”

Securities and Exchange Commission
May 22, 2009

Paragraph 23 is not applicable to the extent that the Company has used the quoted market price of its common stock, as prescribed in paragraph 22.  Additionally, the Company believes that it has considered the market price of its common stock for a reasonable period before and after the date that the terms of the acquisition were agreed to and announced, as prescribed by paragraph 22.

Regarding the exercise price of the non-qualified options, the Company wanted to rely on a reasonable  measure on which it could establish its basis, considering the relatively lower level of volume of traded shares of common stock and [was not used for valuation for reporting purposes]-  we need to discuss.  The establishment and the basis on which you determine the exercise price is not addressed in FAS 123 R.  However, they just want some assurance that the valuation and the reporting is consistent with FAS 123 R

7. Please clarify how you determined the fair value of the customer list intangible on the date of acquisition. Your discussion should clarify whether you obtained an independent appraisal or performed an internal valuation and discuss the assumptions and inputs utilized. In addition, given the significant impairment taken shortly after acquisition, please explain the methodology used to determine the impact of the economic factors cited in Note 10 on your customer relationships acquired. While we note the unfavorable financial and economic factors in the fourth quarter, how was uncertainty in the markets at the time of acquisition considered in your determination of fair value.

Response:  The Company received a fairness opinion from a third-party that the purchase price for vFinance was reasonable and fair. The fairness opinion was based primarily on the market approach with an analysis of comparable transactions.  Once the Company determined its purchase price and the fair value of the tangible assets, which was substantially equivalent to its carrying value at the date of acquisition, the Company carefully reviewed all potential intangibles associated with this transaction, including the following:

•	Marketing-related intangible assets,
•	Customer-related intangible assets, and
•	Contract-based intangible assets.

The Company determined that little value was attributable to vFinance marketing-related intangible assets because it was no longer going to use the name or its marks.  Additionally, the Company is not party to any significant agreements which has an underlying value, such as royalty, franchising, lease, or standstill agreements, as usually related to contract-based intangible assets.  However, the Company recognized that customer-related intangible assets was the most important consideration of the merger with vFinance in particular the noncontractual customer relationship.  The Company does have a customer list but it cannot use it for anything but for use and it does not intend to resell it, while the customer contracts are standard in the industry and do not give a specific hedge to the Company when compared to its competitors.  Accordingly, the Company assigned the remaining value of the purchase price to Intangible assets-  noncontractual customer relationship

Securities and Exchange Commission
May 22, 2009

We respectfully submit that the merger was agreed to in November 2007 and closed on July 1, 2008.  While there was some uncertainty in the markets at the time of the closing of the merger, these were mostly viewed as isolated incidents-  the dissolution of Bear Stearns and Indimack.  The Company believes that, at the date of the merger and its closing,  very few people provided a correlation between the uncertainty in the markets and the events described in Note 10 and that even fewer predicted such unfavorable financial and economic factors.

8. Provide your basis in GAAP for excluding the impairment of intangible assets from your pro forma information. Reference is made to the disclosure provisions of Article 11 of Regulation S-X and SFAS 141.

Response:  While the Company acknowledges that it should have included the impairment of the intangible assets in its presentation of the pro forma information, we do not believe that this missing information is material in the pro forma evaluation of the merger.  We would also like to note that due to the non-recurring nature of this charge, the Company felt the presentation in the note below the table was a clearer way to present the pro forma information to shareholders.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31,2008

Financial Statements and Notes

Fair Value

9. We note that you do not expect the implementation of SFAS 157 will have a material impact on your results of operations or financial condition. Given that the period ended December 31, 2008 represents the first interim period impacted by your adoption of SFAS 157, tell us how you have complied with the disclosure requirements outlined in paragraphs 32 - 35 of SFAS 157.

Response: The Company only has one class of assets defined as Non-Marketable – at Fair Value, that under the circumstances would be classified as a Level 1 Asset, as the values are derived from actual market values as provided by our clearing firm.  The immaterial nature of these assets in our opinion, did not justify the reporting requirements under SFAS 157, nor do we expect these assets to ever reach a level of materiality in the near future.  For the period ended December 31, 2008, theses securities had a market value of approximately $41,000, down just $7,000 from the period ended September 30, 2008.  Based on this immateriality, the Company does not feel that any disclosure for these fair value instruments is required.

Securities and Exchange Commission
May 22, 2009

Certifications

10. We note that the language in your certifications filed as Exhibits 31.1 and 31.2 does not conform exactly to the language set forth in Exchange Act Rule 13a-14(a). Specifically, we note the introductory language in paragraph 4 referring to internal control over financial reporting was omitted in your Form 10-K for the year ended September 30, 2008 and the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting were omitted in your Form 10-Q for the period ended December 31, 2008. Please file an amendment to your annual and quarterly report that includes certifications that conform exactly to the language set forth within the Exchange Act Rule 13a-14(a). If your amendment excludes financial statements, please note that you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page, and paragraphs 1 ,2, 4, and 5 of the certification. For further guidance, refer to Section 246.13 under the Division's Compliance and Disclosure Interpretations for Regulation S-K.

Response: The Company acknowledges that the certifications did not conform to the language set forth in the Exchange Act Rule 13a-14a.  We will amend our Forms 10-K and 10-Q as needed.

Definitive Proxy Statement on Schedule 14A filed January , 2009

Compensation Discussion and Analysis, page 13

Principal Elements of our 2008 Compensation Program, page 15

Brokerage Commissions, page 15

11. We note that executives may receive brokerage commissions. Please tell us which executives are registered representatives and the percentage of their 2008 salary that resulted from commissions. Please confirm that you will provide similar disclosure in your future filings.

Response:  The Company will more fully disclose in future filings for all executives that may be able to receive brokerage commissions as additional compensation how much that compensation was.  The executives earned commission presented as part of their total Salary compensation as follows:

Securities and Exchange Commission
May 22, 2009

2008
Mark Goldwasser	0.36%
Leonard Sokolow	-
Christopher Dewey	-
Alan Levin	-
Brian Friedman	-
Jonathan Rich	33.3%
William Groeneveld	51.6%

Incentive Bonus, page 15

12. In this section, you state that "no incentive bonus plan was approved for fiscal year 2008." However, on page 16, you state: "It is anticipated that a similar bonus pool plan will be recommended by the Compensation Committee, and approved by the Company's Board of Directors, for the fiscal year ending September 30, 2008." Please explain this apparent discrepancy.

Response: The initial disclosure is correct.  There was no incentive bonus plan approved for fiscal year 2008.  The disclosure on Page 16 should have been updated to read the same.  We undertake to be consistent in like disclosures in all future filings.

Summary Compensation Table, page 18

13. Please tell us why you have not included perquisites and other benefits in the column "Other Compensation" in accordance with Item 402(n)(2)(ix) of Regulation S-K.

Response: The amounts reflected in the column “Other  Compensation” included perquisites, as appropriate.  The footnote denoted (3) did not accurately reflect the composition of such compensation and should have read “Represents income realized from the sale of securities received in corporate finance transactions and other perquisite forms of compensation.”  We undertake to use the expanded footnote in all future filings.

14. We note that stock options were granted on July 1, 2008 to your executive officers according to your disclosure on page 19. Please tell us why no amounts are reflected for these awards in the summary compensation table.

Response:  The Company acknowledges that the summary compensation table failed to include the stock options granted on July 1, 2008, although such grants were properly reported on the Grants of Plan-Based Awards table.  We undertake that all future presentations of the Summary Compensation table properly reflect stock option grants to officers.

Securities and Exchange Commission
May 22, 2009

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (561) 981-1007 with any comments or questions regarding the Company’s response and please send a copy of any written comments to the following party:

Mitchell C. Littman, Esq. Littman Krooks LLP 655 Third Avenue New York, NY 10017 Phone: (212) 490-2020 Fax: (212) 490-2990

Very truly yours,

/s/ Alan B. Levin
Alan B. Levin
Chief Financial Officer

cc:	National Holdings Corporation
Mark Goldwasser
Leonard J. Sokolow

Littman Krooks LLP
Mitchell C. Littman, Esq.
Mark F. Coldwell, Esq.

Sherb & Co., LLP
Chris Valleau, Partner

Securities and Exchange Commission
Wilson K. Lee, Staff Accountant
Stacie Gorman